SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC  20549


                          FORM 11-K



     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
          SECURITIES AND EXCHANGE ACT OF 1934 [FEE
          REQUIRED]

           For fiscal year ended December 31, 1994

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
          THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
          REQUIRED]


          Commission file number:  1-13536


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Federated Savings Plan For Employees of Lazarus PA, Inc.


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Federated Department Stores, Inc.
                        151 West 34th Street
                     New York, New York  10001

                              and

                       7 West Seventh Street
                      Cincinnati, Ohio  45202










          JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

  (CURRENTLY NAMED THE FEDERATED SAVINGS PLAN FOR  EMPLOYEES OF
                        LAZARUS PA, INC.)

               Financial Statements and Schedules

                   December 31, 1994 and 1993

            With Independent Auditors' Report Thereon









          JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                   December 31, 1994 and 1993


                              Index



Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits, with Fund
Information -
  December 31, 1994 and 1993

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information -
  Years Ended December 31, 1994 and 1993

Notes to Financial Statements


                                                        Schedules

Schedule of Investments - December 31, 1994                  1

Schedule of Reportable Transactions for the Year
  ended December 31, 1994                                    2








                  Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Joseph Horne Co., Inc. Thrift Incentive Plan:

We have audited the accompanying statement of net assets available for benefits of the Joseph Horne Co., Inc. Thrift Incentive Plan as of December 31, 1994 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Joseph Horne Co., Inc. Thrift Incentive Plan as of December 31, 1993, were audited by other auditors whose report thereon dated December 2, 1994, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1994 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG Peat Marwick LLP
                                        \s\ KPMG Peat Marwick LLP

Cincinnati, Ohio
June 26, 1995


                                JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                Statement of Net Assets Available For Benefits, with Fund Information

                                              December 31, 1994

                                      Clearing     Money     Managed     Index       Small
                                      Account      Market     Income     Equity       Cap      Delaware      Loan
                                       Fund         Fund       Fund       Fund        Fund        Fund       Fund        Total
Assets:
 Investments, at fair value (note 3):
  Money market funds                 $ 51,003  $1,016,628  $1,767,642 $1,716,091  $1,608,741 $        -  $    1,893    $ 6,161,998
  Other mutual funds                        -           -      10,398     32,823      82,284    344,450           -        469,955
  Participants' loans                       -           -           -           -           -         -     174,455        174,455
    Total investments                  51,003   1,016,628   1,778,040  1,748,914   1,691,025    344,450     176,348      6,806,408

Investment income receivable             610        8,626         545        530         497      8,286          43         19,137

Due (to) from other funds            (51,613)       3,163     (78,951)    31,998      14,999    130,195     (49,791)             -

    Total assets                            -   1,028,417   1,699,634  1,781,442   1,706,521    482,931     126,600      6,825,545


Liabilities:

  Accrued liabilities                       -         638       1,147      1,147       1,105        213           -          4,250
Net assets available for benefits    $      -  $1,027,779  $1,698,487 $1,780,295  $1,705,416 $  482,718  $  126,600    $ 6,821,295


The accompanying notes are an integral part of these financial statements.






                                                                  (Continued)



                              JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                Statement of Net Assets Available for Benefits, with Fund Information

                                             December 31, 1993

                                       Clearing    Money      Managed     Index        Small
                                        Account   Market      Income      Equity        Cap         Delaware      Loan
                                         Fund      Fund        Fund        Fund         Fund          Fund        Fund     Total
Assets:
 Investments, at fair value (note 3):
 Money market funds                  $ 99,910  $1,303,185 $    37,784   $   30,732   $   45,012   $   4,954   $   9,599  $1,531,176
  Other mutual funds                        -           -   1,958,982    1,919,822    1,829,341     341,160           -   6,049,305
  Participants' loans                       -           -           -            -            -           -     120,440     120,440
    Total investments                  99,910   1,303,185   1,996,766    1,950,554    1,874,353     346,114     130,039   7,700,921

 Investment income receivable             507       3,420          26           22           25      24,379          67      28,446

 Employer contributions receivable      6,138      12,593           7          648          318          11           -      19,715

 Due (to) from other funds           (106,555)   (120,805)     75,332       66,855       84,938      10,807     (10,572)          -

    Total assets                            -   1,198,393   2,072,131    2,018,079    1,959,634     381,311     119,534   7,749,082

Liabilities:

  Accrued liabilities                       -       2,709       4,141        4,045        3,888         893           -      15,676

Net assets available for benefits    $      -  $1,195,684  $2,067,990   $2,014,034   $1,955,746   $ 380,418   $ 119,534  $7,733,406






The accompanying notes are an integral part of these financial statements.




                                JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

            Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                       Year Ended December 31, 1994

                                           Money        Managed      Index         Small
                                          Market        Income       Equity         Cap       Delaware        Loan
Additions:                                 Fund          Fund         Fund         Fund         Fund          Fund         Total
 Contributions:
  Employee                           $   139,453  $   169,381   $   284,632   $   209,056  $    90,465  $         -   $    892,987
  Employer                                 1,920        3,848         4,359         3,820        1,645            -         15,592
       Total contributions               141,373      173,229       288,991       212,876       92,110            -        908,579

 Investment income (loss):
 Investment income                        34,012      117,797        65,803        80,360       16,135        9,720        323,827
  Net depreciation in fair value of
  Investments                                  -     (220,745)      (51,617)     (119,480)     (12,806)           -       (404,648)
       Total investment income (loss)     34,012     (102,948)       14,186       (39,120)       3,329        9,720        (80,821)
       Total additions                   175,385       70,281       303,177       173,756       95,439        9,720        827,758

Deductions:
  Participant withdrawals                261,667      367,568       470,247       454,613      122,484        4,066      1,680,645
  Administrative expenses (note 6)         8,852       16,573        14,888        15,278        3,633            -         59,224
       Total deductions                  270,519      384,141       485,135       469,891      126,117        4,066      1,739,869

Interfund transfers, net                 (72,771)     (55,643)      (51,781)       45,805      132,978        1,412              -
        Net increase (decrease)         (167,905)    (369,503)     (233,739)     (250,330)     102,300        7,066       (912,111)

Net assets available for benefits:
           Beginning of year           1,195,684    2,067,990     2,014,034     1,955,746      380,418      119,534      7,733,406
      End of year                    $ 1,027,779  $ 1,698,487   $ 1,780,295   $ 1,705,416  $   482,718  $   126,600   $  6,821,295


The accompanying notes are an integral part of these financial statements.



                                                                                      (Continued)
                          JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

        Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                 Year Ended December 31, 1993

                                             Money       Managed       Index         Small
                                            Market       Income        Equity         Cap        Delaware       Loan
Additions:                                   Fund         Fund          Fund         Fund          Fund         Fund        Total
Contributions:
  Employee                               $  158,145   $   275,402   $   294,464   $   260,647  $    23,192  $        -   $1,011,850
  Employer                                   33,162        41,368        54,119        43,269        4,467           -      176,385
     Total contributions                    191,307       316,770       348,583       303,916       27,659           -    1,188,235

 Investment income (loss):
  Investment income                          43,744       133,552       194,173        40,854       24,561      11,006      447,890
  Net appreciation (depreciation) in fair
     value of investments                         -        17,708       255,170       183,146      (34,190)          -      421,834
     Total investment income (loss)          43,744       151,260       449,343       224,000       (9,629)     11,006      869,724
     Total additions                        235,051       468,030       797,926       527,916       18,030      11,006    2,057,959

Deductions:
  Participant withdrawals                   270,835       151,150       173,373       101,619            -           -      696,977
  Administrative expenses (note 6)           15,143        16,679        16,145        15,434        1,242           -       64,643
     Total deductions                       285,978       167,829       189,518       117,053        1,242           -      761,620

Interfund transfers, net                   (157,450)      948,844    (1,482,620)      354,591      363,630     (26,995)           -

     Net increase (decrease)               (208,377)    1,249,045      (874,212)      765,454      380,418     (15,989)   1,296,339

Net assets available for benefits:
           Beginning of year              1,404,061       818,945     2,888,246     1,190,292            -     135,523    6,437,067
      End of year                        $1,195,684   $ 2,067,990   $ 2,014,034   $ 1,955,746  $   380,418  $  119,534   $7,733,406



The accompanying notes are an integral part of these financial statements.




          JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                  Notes to Financial Statements

                   December 31, 1994 and 1993


1.Description of Plan

  The following brief description of Joseph Horne Co., Inc.
  Thrift Incentive Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. (the "Company") which acquired the Joseph Horne Co., Inc. ("Horne's"), the former sponsor of the Plan, on May 26, 1994. The Plan, established as of July 1, 1987, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Eligibility and Vesting

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours.
  Participants are fully vested in the value of their contributions at all times. Participants become vested in their allocated share of employer contributions in 20% increments after two years and become fully vested after six years of credited service.

  Participants Accounts

  Plan participants may make regular pre-tax contributions of 2% to 6% of their salaries or wages. Participants may direct their contributions to one or several investment fund options subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions between funds are permitted pursuant to the Plan provisions.

  The employer may match participants' contributions and credit the participants accounts on a monthly basis, reduced by forfeitures of nonvested Plan participants. After January
  1994, Horne's elected to discontinue its employer contribution.

  Loans

  Loans may be granted subject to specified limitations and only against that portion of a participant's account that is vested. Loans are collateralized by the vested portion of the participant's account and repayments are made through payroll deductions. All loans bear interest at the prime rate plus two percentage points on the first day of the calendar quarter in which the note is signed.



                                                                  (Continued)

                JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                 Notes to Financial Statements - Continued

                        December 31, 1994 and 1993


2.Summary of Significant Accounting Policies

  a)Basis of Presentation

    The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  b)Investments

     Investments, except for loans, are reported at fair value as determined by quoted market prices on an active market.
     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

     Outstanding loans in the loan fund are stated at amortized cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     During 1993, investments in the Fixed Income Fund, Equity
     Fund I and Equity Fund II were converted to the Managed
     Income, Index Equity Fund, and Small Cap Fund, respectively.

  c)Reclassifications

     Certain amounts in the 1993 financial statements have been reclassified to conform with the current year presentation.

3.Investments

  The Company has a trust agreement with PNC Bank Corp. ("PNC") with respect to the operation of the Plan and the establishment and management of the trust fund.

  The following table presents the fair value of investments, except for loans, held as of December 31, 1994 and 1993 that represent five percent or more of the Plan's net assets.


                                        1994            1993
  PNC money market fund             $6,161,998      $1,531,176
  PNC managed income fund                    -       1,958,982
  PNC index equity fund                      -       1,919,822
  PNC small cap value fund                   -       1,829,341
  Delaware fund                        344,450               -




                                                                (Continued)

                JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                 Notes to Financial Statements - Continued

                        December 31, 1994 and 1993


  Net appreciation (depreciation) in the fair value of investments for the years ended December 31, 1994 and 1993 was as follows:

                                             1994         1993
  PNC managed income fund               $ (220,745)   $   17,708
  PNC index equity fund                    (51,617)      255,170
  PNC small cap value fund                (119,480)      183,146
  Delaware fund                            (12,806)      (34,190)
                                        $ (404,648)    $ 421,834

4. Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

5. Federal Income Tax

  The Plan obtained its latest determination letter on July 20, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

6. Administrative Expenses

  Administrative expenses, including trust, investment, actuarial, legal and audit fees, are paid for by the Plan.

7.Subsequent Event

  Effective January 1, 1995, the Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust Agreement (the "Master Trust") with the Company's trustee. Under the terms of the Master Trust, the trustee serves as trustee custodian for the Master Trust which was established for the investment of assets of the Plan and of The Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan ("RITI"), also sponsored by the Company. As part of the Master Trust formation, all of the assets held by PNC were liquidated and transferred to the Master Trust.





                                                                 (Continued)


                JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                 Notes to Financial Statements - Continued

                        December 31, 1994 and 1993


  In addition, the Plan was amended and restated as of January 1, 1995 to adopt provisions substantially similiar to the thrift incentive provisions of RITI and to change the name of the Plan to The Federated Savings Plan for Employees of Lazarus PA, Inc. (the "Amended Plan"). Under the provisions of the Amended Plan, participants are immediately vested 100% in their own and the Company's contributions; participants can contribute an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation; the Company's annual contribution is an amount equal to the greater of 2% of the Company's pre-tax income from participating divisions or the amount necessary to match 20% of participants' basic savings (up to 5% of eligible compensation) and the option for new participant loans was eliminated from the Plan. Participants should refer to the Amended Plan document for more complete information.






        Pursuant to the Requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Savings Plan for Employees of Lazarus PA, Inc.) have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.


                                FEDERATED SAVINGS PLAN FOR
                                EMPLOYEES OF LAZARUS PA, INC.


                                By:  \s\ John R. Sims
                                      John R. Sims
                                      Pension and Profit Sharing Committee



June 29, 1995




                                                                Schedule 1

          JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                     Schedule of Investments

                        December 31, 1994


                                                     Current
                                      Cost            Value
Clearing Account
   *PNC Money Market Fund       $    51,003     $     51,003

Money Market Fund:
   *PNC Money Market Fund         1,016,628        1,016,628

Managed Income Fund:
   *PNC Money Market Fund         1,767,642        1,767,642
   *PNC Managed Income Fund          10,398           10,398
                                  1,778,040        1,778,040

Index Equity Fund:
  *PNC Money Market Fund          1,716,091        1,716,091
  *PNC Index Equity Fund             32,854           32,823
                                  1,748,945        1,748,914

Small Cap Fund:
  *PNC Money Market Fund          1,608,741        1,608,741
  *PNC Small Cap Value Fund          80,341           82,284
                                  1,689,082        1,691,025

Delaware Fund:
    Delaware Fund Inc.              381,320          344,450

Loan Fund:
  *PNC Money Market Fund              1,893            1,893
   *Participant  Loans
      (8-11.5%  Interest)                 -          174,455
                                      1,893          176,348

      Total  Investments       $  6,666,911      $ 6,806,408




* Denotes party-in-interest


                                                                Schedule 2

                JOSEPH HORNE CO., INC. THRIFT INCENTIVE PLAN

                   Schedule of Reportable Transactions
                      Year Ended December 31, 1994

                                                    Proceeds                            Net Gain
                                      Total           From            Cost of            (Loss)
   Description of Asset             Purchases         Sales            Sales            On Sales

*PNC Money Market Fund             $9,059,230      $4,428,412       $4,428,412         $         -

*PNC Managed Income Fund              282,351       2,248,319        2,466,490           (218,171)

*PNC Index Equity Fund                387,375       2,228,827        2,222,426              6,401

*PNC Small Cap Value Fund             340,734       2,103,038        2,046,503             56,535

Delaware Fund                         475,768         409,716          412,341             (2,625)





*Denotes party-in-interest









               CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Federated Department Stores, Inc.

We consent to incorporation by reference in registration statement No. 33-88240 on Form S-8 of Federated Department Stores, Inc. of our report dated June 23, 1995, relating to the statement of net assets available for benefits of Joseph Horne Co., Inc. Thrift Incentive Plan (currently named Federated Savings Plan for Employees of Lazarus PA, Inc.) as of December 31, 1994, and the related statement of changes in net assets available for benefits for the years then ended, and related schedules, which report appears in the December 31, 1994 Annual Report on Form 11-K of Joseph Horne Co., Inc. Thrift Incentive Plan (currently named Federated Savings Plan for Employees of Lazarus PA, Inc.).




                              KPMG Peat Marwick LLP

                              \s\ KPMG Peat Marwick LLP


Cincinnati, Ohio
June 26, 1995